EXHIBIT 21

Deltic Timber Corporation

Subsidiaries of the Registrant

As of December 31, 2004

Subsidiaries	State of Incorporation
Deltic Timber Purchasers, Inc.	Arkansas

Deltic Southwest Timber Company	Arkansas

Deltic Real Estate Investment Company	Delaware

Chenal Properties, Inc.	Arkansas

Chenal Country Club, Inc.	Arkansas